                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 10)

                   DAVIDSON DIVERSIFIED REAL ESTATE III, L.P.
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                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081


                                 with a copy to:
                                GREGORY M. CHAIT
                                  ROBERT BARKER
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                   191 PEACHTREE STREET, N.E., SIXTEENTH FLOOR
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 1, 2002
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                      13D
CUSIP NO. NOT APPLICABLE                                       PAGE 2 OF 9 PAGES

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   1     NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]

                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
      EACH REPORTING                 413.75 UNITS
        PERSON WITH         ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     413.75 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         413.75 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.08%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
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                                      13D
CUSIP NO. NOT APPLICABLE                                       PAGE 3 OF 9 PAGES

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   1     NAME OF REPORTING PERSON: AIMCO-GP, INC.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]

                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
      EACH REPORTING                 413.75 UNITS
        PERSON WITH         ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     413.75 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         413.75 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.08%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                                      13D
CUSIP NO. NOT APPLICABLE                                       PAGE 4 OF 9 PAGES

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   1 NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]

                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND
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        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
      EACH REPORTING                 413.75 UNITS
        PERSON WITH         ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     413.75 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         413.75 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.08%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                                      13D
CUSIP NO. NOT APPLICABLE                                       PAGE 5 OF 9 PAGES

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   1     NAME OF REPORTING PERSON: INSIGNIA PROPERTIES, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]

                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
      EACH REPORTING                 33.25 UNITS
        PERSON WITH         ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     33.25  UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         33.25 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.29%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                                      13D
CUSIP NO. NOT APPLICABLE                                       PAGE 6 OF 9 PAGES

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   1     NAME OF REPORTING PERSON: AIMCO/IPT, INC.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]

                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
      EACH REPORTING                 33.25 UNITS
        PERSON WITH         ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     33.25 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         33.25 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.29%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                                      13D
CUSIP NO. NOT APPLICABLE                                       PAGE 7 OF 9 PAGES


Item 1. Security and Issuer

         The name of the issuer is Davidson Diversified Real Estate III, L.P., a Delaware limited partnership (the "Partnership"), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership.

         This Amendment No. 10 (this "Amendment") amends Items 1, 2, 3 and 5 of the Statement on Schedule 13D filed by AIMCO Properties, L.P. or certain of its affiliates.

Item 2. Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

                  (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multi-family residential properties.

                  (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

                  (3) Apartment Investment and Management Company, a Maryland corporation, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business involves owning and managing multi-family residential properties.

                  (4) Insignia Properties, L.P., a Delaware limited partnership, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concern is owning and operating multi-family residential properties.

                  (5) AIMCO/IPT, Inc., a Delaware corporation, with principal offices at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concern is owning and managing multi-family residential properties.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                      13D
CUSIP NO. NOT APPLICABLE                                       PAGE 8 OF 9 PAGES


Item 3. Source and Amount of Funds and Other Consideration

         This amendment is being filed after the conclusion of the tender offer by AIMCO Properties to purchase outstanding units of limited partnership interest of the Partnership at a price of $25.00 per unit, subject to the conditions set forth in the Offer to Purchase, dated May 8, 2002, and in the related Letter of Transmittal and Acknowledgement and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

         At midnight, New York City time, on June 25, 2002, the offer expired pursuant to its terms. A total of 10.75 units, representing approximately 1.04% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties, L.P. has accepted for payment all of the units at a price of $25.00 per unit. The units were purchased with cash on hand.

Item 5. Interest in Securities of the Issuer

         (a) - (c) The information in lines 7 through 11 and 13 of each Reporting Person's cover page is incorporated herein by reference.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the units beneficially owned by the reporting persons.

         (e) Not applicable.

                                      13D
CUSIP NO. NOT APPLICABLE                                       PAGE 9 OF 9 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2002
                                          AIMCO PROPERTIES, L.P.

                                          By:  AIMCO-GP, INC.
                                               (General Partner)

                                          AIMCO-GP, INC.

                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY

                                          INSIGNIA PROPERTIES, L.P.

                                          By:  AIMCO/IPT, INC.
                                               (General Partner)

                                          AIMCO/IPT, INC.

                                          By:      /s/ Patrick J. Foye
                                              ---------------------------------
                                                   Executive Vice President
                                                   of each of the foregoing
                                                   entities